FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Quarterly Consolidated Financial Statements for the three-month period ended June 30, 2009

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 17, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

Quarterly Consolidated Financial Statements

for the three-month period ended June 30, 2009

English translation of quarterly consolidated financial statements for the three-month period ended June 30, 2009, which were prepared in accordance with U.S. GAAP and filed as part of the Quarterly Securities Report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on August 13, 2009.

Financial Highlights

Mitsui & Co., Ltd. and subsidiaries

As of or for the Periods Ended June 30, 2009 and 2008 and as of or for the Year Ended March 31, 2009

	Billions of Yen
	Three-month Period ended June 30, 2009	Three-month Period ended June 30, 2008	As of or for the Year ended March 31, 2009
For the Period and the Year:
Revenues	¥980	¥1,526	¥5,535
Gross Profit	¥167	¥275	¥1,016
Operating Income*2	¥33	¥123	¥395
Equity in Earnings of Associated Companies	¥22	¥45	¥85
Net Income Attributable to Mitsui & Co., Ltd.	¥57	¥103	¥178
Net Cash Provided by Operating Activities	¥209	¥33	¥583
Net Cash Used in Investing Activities	¥(23)	¥(81)	¥(291)

At Period-End and Year-End:
Total Assets	¥8,465	¥10,293	¥8,364
Total Mitsui & Co., Ltd. Shareholders’ Equity	¥2,086	¥2,393	¥1,882
Total Equity	¥2,326	¥2,666	¥2,111
Cash and Cash Equivalents	¥1,282	¥910	¥1,148
Long-term Debt, Less Current Maturities	¥2,832	¥2,962	¥2,841

	Yen
Amounts per Share:
Net Income Attributable to Mitsui & Co., Ltd.
Basic	¥31.47	¥56.71	¥97.59
Diluted	¥31.40	¥56.48	¥97.32
Total Mitsui & Co., Ltd. Shareholders’ Equity	¥1,145.24	¥1,315.53	¥1,033.22

*1.	The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.
*2.	Operating income is comprised of our (a) gross profit, (b) selling, general and administrative expenses and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.
*3.	The consolidated financial statements have been adjusted due to the adoption of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”

Consolidated Balance Sheets

Mitsui & Co., Ltd. and subsidiaries

June 30, 2009 and March 31, 2009

Millions of Yen

Assets

	June 30, 2009	March 31, 2009
Current Assets:
Cash and cash equivalents (Note 1, 2 and 11)	¥1,281,609	¥1,147,809
Time deposits	5,450	5,645
Marketable securities (Note 1, 2 and 11)	6,399	18,097
Trade receivables :
Notes and loans, less unearned interest	280,495	298,677
Accounts	1,398,407	1,412,022
Associated companies	155,339	169,115
Allowance for doubtful receivables (Note 1)	(17,741)	(18,165)
Inventories (Note 1 and 8)	580,001	592,530
Advance payments to suppliers	97,856	98,772
Deferred tax assets - current (Note 1)	38,307	29,969
Other current assets (Note 9 and 11)	547,786	664,666

Total current assets	4,373,908	4,419,137

Investments and Non-current Receivables (Note 1):
Investments in and advances to associated companies (Note 2 ,5 and 11)	1,320,724	1,275,490
Other investments (Note 2 and 11)	1,045,106	957,219
Non-current receivables, less unearned interest (Note 9 and 11)	459,036	486,412
Allowance for doubtful receivables	(50,519)	(51,883)
Property leased to others - at cost, less accumulated depreciation	211,997	199,204

Total investments and non-current receivables	2,986,344	2,866,442

Property and Equipment—at Cost (Note 1):
Land, land improvements and timberlands	162,930	165,249
Buildings, including leasehold improvements	365,474	344,392
Equipment and fixtures	895,900	867,323
Mineral rights	159,500	154,246
Vessels	33,385	35,754
Projects in progress	166,922	153,923

Total	1,784,111	1,720,887
Accumulated depreciation	(809,406)	(774,597)

Net property and equipment	974,705	946,290

Intangible Assets, less Accumulated Amortization (Note 1)	97,017	96,505

Deferred Tax Assets—Non-current (Note 1)	18,172	21,011

Other Assets	14,782	14,858

Total	¥8,464,928	¥8,364,243

See notes to consolidated financial statements.

Millions of Yen

Liabilities and Shareholder’s Equity

	June 30, 2009	March 31, 2009

Current Liabilities:
Short-term debt	¥364,533	¥454,059
Current maturities of long-term debt	414,136	373,197
Trade payables:
Notes and acceptances	45,481	51,048
Accounts	1,301,274	1,292,520
Associated companies	29,877	39,243
Accrued expenses:
Income taxes (Note 1)	36,471	46,576
Interest	21,162	20,504
Other	84,534	89,704
Advances from customers	133,210	132,116
Other current liabilities (Notes 7, 9 and 11)	238,543	293,523

Total current liabilities	2,669,221	2,792,490

Long-term Debt, less Current Maturities	2,831,516	2,841,301

Accrued Pension Costs and Liability for Severance
Indemnities (Note 1)	33,985	33,814

Deferred Tax Liabilities—Non-current (Note 1)	295,215	256,085

Other Long-Term Liabilities (Notes 1, 7, 9 and 11)	309,321	329,107

Contingent Liabilities (Note 7)
Equity:
Mitsui & Co., Ltd. Shareholders’ equity (Note 1)
Common stock - no par value	339,672	339,627
Authorized, 2,500,000,000 shares;
Shares issued: - 1,825,030,897 shares in 2009.6 and 1,824,928,240 shares in 2009.3
Capital surplus	434,262	434,188
Retained earnings:
Appropriated for legal reserve	50,075	48,806
Unappropriated	1,542,253	1,486,201
Accumulated other comprehensive income (loss) (Note 1):
Unrealized holding gains and losses on available-for-sale securities (Note 2)	97,461	44,263
Foreign currency translation adjustments	(299,835)	(384,618)
Defined benefit pension plans	(67,087)	(68,683)
Net unrealized gains and losses on derivatives (Note 9)	(5,362)	(12,459)

Total accumulated other comprehensive income (loss)	(274,823)	(421,497)

Treasury stock, at cost: 3,777,338 shares in 2009.6 and 3,770,220 shares in 2009.3	(5,670)	(5,662)

Total Mitsui & Co., Ltd. shareholders’ equity	2,085,769	1,881,663

Noncontrolling interests (Note 1)	239,901	229,783

Total equity	2,325,670	2,111,446

Total	¥8,464,928	¥8,364,243

Statements of Consolidated Income

Mitsui & Co., Ltd. and subsidiaries

For the Three-Month Periods Ended June 30, 2009 and 2008

Millions of Yen

	Three-Month Period Ended June 30, 2009	Three-Month Period Ended June 30, 2008
Revenues (Notes 1, 9 and 11):
Sales of products	¥856,005	¥1,346,921
Sales of services	90,728	138,275
Other sales	33,467	40,675

Total revenues	980,200	1,525,871

[	Total Trading Transactions (Notes 1 and 5) Three-month period ended June 30, 2009 ¥ 2,626,335 million Three-month period ended June 30, 2008 ¥ 4,287,897 million	]

Cost of Revenues (Notes 1, 9 and 11)
Cost of products sold	766,530	1,188,869
Cost of services sold	30,658	42,569
Cost of other sales	16,297	19,453

Total cost of revenues	813,485	1,250,891

Gross Profit	166,715	274,980

Other Expenses (Income):
Selling, general and administrative (Notes 1 and 3)	132,782	150,718
Provision for doubtful receivables (Note 1)	812	997
Interest income (Notes 1 and 9)	(8,462)	(10,692)
Interest expense (Notes 1 and 9)	14,955	19,689
Dividend income	(10,239)	(24,616)
Gain on sales of securities - net (Note 1)	(2,220)	(6,412)
Loss on write-down of securities (Notes 1, 2 and 11)	2,788	10,628
Gain on disposal or sales of property and equipment - net	(261)	(2,228)
Impairment loss of long-lived assets (Note 1)	431	473
Other expense (income) - net (Notes 7 and 9)	(614)	11,164

Total other expenses	129,972	149,721

Income before Income Taxes and Equity in Earnings	36,743	125,259

Income Taxes (Notes 1 and 6):	(5,602)	53,155

Income before Equity in Earnings	42,345	72,104
Equity in Earnings of Associated Companies—Net (After Income Tax Effect) (Notes 1 and 11)	21,501	44,626

Net Income before Attribution of Noncontrolling Interests (Note 1)	63,846	116,730
Net Income Attributable to Noncontrolling Interests (Note 1)	(6,524)	(13,646)

Net Income Attributable to Mitsui & Co., Ltd. (Note 1)	¥57,322	¥103,084

	Yen
	Three-Month Period Ended June 30, 2009	Three-Month Period Ended June 30, 2008
Net Income Attributable to Mitsui & Co., Ltd. per Share (Notes 1 and 4):
Basic	¥31.47	¥56.71

Diluted	¥31.40	¥56.48

See notes to consolidated financial statements.

Statements of Consolidated Shareholders’ Equity

Mitsui & Co., Ltd. and subsidiaries

For the Three-Month Periods Ended June 30, 2009 and 2008

Millions of Yen

	Three-Month Period Ended June 30, 2009	Three-Month Period Ended June 30, 2008
Common Stock:
Balance at beginning of period
Shares issued: 2009.06 - 1,824,928,240 shares; 2008.06 - 1,820,183,809 shares	¥339,627	¥337,544
Common stock issued upon conversion of bonds
Shares issued: 2009.06 - 102,657 shares; 2008.06 - 2,547,326 shares	45	1,118

Balance at end of period
Shares issued: 2009.06 - 1,825,030,897 shares; 2008.06 - 1,822,731,135 shares	¥339,672	¥338,662

Capital Surplus:
Balance at beginning of period	¥434,188	¥432,245
Conversion of bonds	45	1,115
Gain on sales of treasury stock	—	67
Other	29	—

Balance at end of period	¥434,262	¥433,427

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of period	¥48,806	¥47,463
Transfer from unappropriated retained earnings	1,269	873

Balance at end of period	¥50,075	¥48,336

Unappropriated:
Balance at beginning of period	¥1,486,201	¥1,397,313
Net income attributable to Mitsui & Co., Ltd.	57,322	103,084
Cash dividends paid to Mitsi & Co., Ltd. Shareholders	—	(41,788)
Transfer to retained earnings appropriated for legal reserve	(1,269)	(873)
Loss on sales of treasury stock	(1)	—

Balance at end of period	¥1,542,253	¥1,457,736

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect)(Note 1):
Balance at beginning of period	¥(421,497)	¥(25,775)
Unrealized holding gains on available-for-sale securities (Note 2)	53,198	36,692
Foreign currency translation adjustments	84,783	104,470
Defined benefit pension plans	1,596	560
Net unrealized gains on derivatives (Note 9)	7,097	4,580

Balance at end of period	¥(274,823)	¥120,527

Treasury Stock, at Cost:
Balance at beginning of period	¥(5,662)	¥(5,130)
Purchases of treasury stock	(12)	(825)
Sales of treasury stock	4	127

Balance at end of period	¥(5,670)	¥(5,828)

Total Mitsui & Co., Ltd. shareholders’ equity	¥2,085,769	¥2,392,860

Statements of Consolidated Shareholders’ Equity—(Continued)

Mitsui & Co., Ltd. and subsidiaries

For the Three-Month Periods Ended June 30, 2009 and 2008

Millions of Yen

	Three-Month Period Ended June 30, 2009	Three-Month Period Ended June 30, 2008
Noncontrolling Interests(Note 1):
Balance at beginning of period	¥229,783	¥243,976
Dividends paid to noncontrolling interest shareholders	(6,608)	(6,716)
Net income attributable to noncontrolling interests	6,524	13,646
Unrealized holding gains on available-for-sale securities (after income tax effect) (Note 2)	4,756	12,441
Foreign currency translation adjustments (after income tax effect)	1,204	3,960
Defined benefit pension plans (after income tax effect)	(6)	—
Net unrealized gains and losses on derivatives (after income tax effect) (Note 9)	(36)	24
Other	4,284	5,514

Balance at end of period	¥239,901	¥272,845

Total Equity:
Balance at beginning of period	¥2,111,446	¥2,427,636
Conversion of bonds	90	2,233
(Loss) gain on sales of treasury stock	(1)	67
Net income before attribution of noncontrolling interests	63,846	116,730
Cash dividends paid to Mitsi & Co., Ltd. Shareholders	—	(41,788)
Dividends paid to noncontrolling interest shareholders	(6,608)	(6,716)
Unrealized holding gains on available-for-sale securities (after income tax effect) (Note 2)	57,954	49,133
Foreign currency translation adjustments (after income tax effect)	85,987	108,430
Defined benefit pension plans (after income tax effect)	1,590	560
Net unrealized gains on derivatives (after income tax effect) (Note 9)	7,061	4,604
Sales and purchases of treasury stock	(8)	(698)
Other	4,313	5,514

Balance at end of period	¥2,325,670	¥2,665,705

Comprehensive Income :
Net income before attribution of noncontrolling interests	¥63,846	¥116,730

Other comprehensive income (after income tax effect)(Note 1):
Unrealized holding gains on available-for-sale securities (Note 2)	57,954	49,133
Foreign currency translation adjustments	85,987	108,430
Defined benefit pension plans	1,590	560
Net unrealized gains on derivatives (Note 9)	7,061	4,604

Comprehensive income before attribution of noncontrolling interests	216,438	279,457
Comprehensive income attributable to noncontrolling interests (Note 1)	(12,442)	(30,071)

Comprehensive income attributable to Mitsui & Co., Ltd.	¥203,996	¥249,386

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Mitsui & Co., Ltd. and subsidiaries

For the Three-Month Periods Ended June 30, 2009, 2008

Millions of Yen

	Three-Month Period ended June 30, 2009	Three-Month Period ended June 30, 2008
Operating Activities:
Net income before attribution of noncontrolling interests (Note 1)	¥63,846	¥116,730
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	36,294	34,495
Pension and severance costs, less payments	2,944	1,752
Provision for doubtful receivables	812	997
Gain on sales of securities - net	(2,220)	(6,412)
Loss on write-down of securities	2,788	10,628
Gain on disposal or sales of property and equipment - net	(261)	(2,228)
Impairment loss of long-lived assets	431	473
Deferred income taxes	(26,536)	(18,640)
Equity in earnings of associated companies, less dividends received	24,682	(9,606)
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	81,328	(61,235)
Decrease (increase) in inventories	17,985	(68,103)
(Decrease) increase in trade payables	(38,283)	53,242
Decrease (increase) in advance payments to suppliers	7,457	(48,356)
(Decrease) increase in advances from customers	(12,492)	54,947
Other - net	50,715	(25,942)

Net cash provided by operating activities	209,490	32,742

Investing Activities:
Net decrease (increase) in time deposits	372	(2,011)
Investments in and advances to associated companies	(12,566)	(16,072)
Sales of investments in and collection of advances to associated companies	9,347	5,044
Acquisitions of other investments	(11,336)	(30,111)
Proceeds from sales of other investments	30,473	18,265
Increase in long-term loan receivables	(14,311)	(22,888)
Collection of long-term loan receivables	17,017	22,563
Additions to property leased to others and property and equipment	(46,204)	(62,461)
Proceeds from sales of property leased to others and property and equipment	4,625	6,826

Net cash used in investing activities	(22,583)	(80,845)

Financing Activities :
Net (decrease) increase in short-term debt	(98,420)	65,388
Proceeds from long-term debt	132,961	72,627
Repayments of long-term debt	(96,160)	(52,752)
Purchases of treasury stock - net	(8)	(632)
Payments of cash dividends and others	(4,408)	(43,863)

Net cash (used in) provided by financing activities	(66,035)	40,768

Effect of Exchange Rate Changes on Cash and Cash Equivalents	12,928	18,360

Net Increase in Cash and Cash Equivalents	133,800	11,025

Cash and Cash Equivalents at Beginning of Period	1,147,809	899,264

Cash and Cash Equivalents at End of Period	¥1,281,609	¥910,289

See notes to consolidated financial statements.

1. BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in Mitsui & Co., Ltd. and subsidiaries’ (collectively, the “companies”) general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, recognition of expected losses on purchase and sale commitments, accounting for certain investments including non-monetary exchange of investments and effects of changes in foreign currency exchange rates on foreign-currency-denominated available-for-sale debt securities, accounting for warrants, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for business combinations, accounting for goodwill and other intangible assets, accounting for asset retirement obligations, accounting for consolidation of variable interest entities, accounting for leasing, accounting for stock issuance costs, and accounting for uncertainty in income taxes.

Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are voluntary disclosures as permitted by Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate share of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51” (“FIN No. 46R”).

The difference between the cost of investments in VIEs which are not a business and the equity in the fair value of the net assets at the dates of acquisition is accounted for as an extraordinary gain or loss while the excess of the cost of investments in other subsidiaries that meet the definition of a business over the equity in the fair value of the net assets at the dates of acquisition is accounted for as goodwill.

Certain subsidiaries with a first-quarter-end on or after March 31, but prior to the parent company’s first-quarter-end of June 30, are included on the basis of the subsidiaries’ respective first-quarter-ends.

Foreign currency translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.” Pursuant to this statement, the assets and liabilities of foreign subsidiaries and associated companies are translated into Japanese yen at the respective period-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at period-end exchange rates with the resulting gains and losses recognized in earnings.

Cash equivalents

Cash equivalents are defined as short-term (original maturities of three months or less), highly liquid investments which are readily convertible into cash and have no significant risk of change in value including certificates of deposit, time deposits, financing bills and commercial papers with original maturities of three months or less.

Allowance for doubtful receivables

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15,” an impairment loss for a specific loan deemed to be impaired is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for doubtful receivables is recorded for all receivables not subject to the accounting requirement of SFAS No. 114 based primarily upon the companies’ credit loss experiences and an evaluation of potential losses in the receivables.

Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on a specific-identification basis, or market.

Derivative instruments and hedging activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” all derivative instruments are recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for changes in the fair value depends on the intended use of the derivative instruments and their resulting hedge designation.

The companies enter into derivative commodity instruments, such as future, forward, option and swap contracts, as a means of hedging the exposure to changes in the fair value of inventories and unrecognized firm commitments and the exposure to variability in the expected future cash flows from forecasted transactions, principally for non-ferrous metals, crude oil and agricultural products.

Changes in the fair value of derivative commodity instruments, designated and effective as fair value hedges, are recognized in sales of products or cost of products sold as offsets to changes in the fair value of the hedged items. Changes in the fair value of derivative commodity instruments, designated and effective as cash flow hedges, are initially recorded as other comprehensive income and reclassified into earnings as sales of products or cost of products sold when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in sales of products or cost of products sold immediately.

Changes in the fair value of derivative commodity instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in sales of products or cost of products sold without any offsetting changes in the fair value of the hedged items.

The Company and certain subsidiaries also enter into agreements for derivative commodity instruments as a part of their trading activities. These derivative instruments are marked to market and gains or losses resulting from these contracts are reported in other sales.

Changes in the fair value of all open positions of precious metals traded in terminal (future) markets are recognized in other sales in order to reflect the fair value of commodity trading transactions consisting of inventories, unrecognized firm commitments and derivative commodity instruments as a whole.

The companies enter into derivative financial instruments such as interest rate swap agreements, foreign exchange forward contracts, currency swap agreements, and interest rate and currency swap agreements as a means of hedging their interest rate and foreign exchange exposure.

Changes in the fair value of interest rate swap agreements, designated and effective as fair value hedges for changes in the fair value of fixed-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are recognized in interest income and expense as offsets to changes in the fair value of hedged items. Changes in the fair value of interest rate swap agreements, designated and effective as cash flow hedges for changes in the cash flows of floating-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are initially recorded in other comprehensive income and reclassified into earnings as interest income and expense when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in interest income and expense immediately.

Changes in the fair value of foreign exchange forward contracts and currency swap agreements, designated and effective as cash flow hedges for changes in the cash flows of foreign-currency-denominated assets or liabilities, unrecognized firm commitments and forecasted transactions attributable to changes in the related foreign currency exchange rate, are initially recorded in other comprehensive income and reclassified into earnings as foreign exchange gains or losses when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in foreign exchange gains or losses immediately.

Changes in the fair value of interest rate and currency swap agreements, designated and effective as fair value hedges or cash flow hedges for changes in the fair values or cash flows of foreign-currency-denominated assets or liabilities attributable to changes in the designated benchmark interest rate or the related foreign currency exchange rate are recorded as either earnings or other comprehensive income depending on the treatment of foreign currency hedges as fair value hedges or cash flow hedges.

Changes in the fair value of derivative financial instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in interest income and expense for interest rate swap agreements and in foreign exchange gains or losses for foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements.

The Company and certain subsidiaries also enter into agreements for certain derivative financial instruments as a part of their trading activities. These derivative instruments are marked to market and the related gains or losses are reported in other sales.

The companies use derivative instruments and non-derivative financial instruments in order to reduce the foreign currency exposure in the net investment in a foreign operation. The foreign currency transaction gains or losses on these instruments, designated as and effective as hedging instruments, are deferred and recorded as foreign currency translation adjustments within other comprehensive income to the extent they are effective as hedge. These amounts are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

For the Statements of Consolidated Cash Flows, cash flows from derivative commodity instruments and derivative financial instruments that qualify for hedge accounting are included in the same category as the items being hedged.

Debt and marketable equity securities

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Trading securities are carried at fair value and unrealized holding gains and losses are included in net income attributable to Mitsui & Co., Ltd..

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income (loss) in shareholders’ equity on a net-of-tax basis.

For other than a temporary decline in the value of debt and marketable equity securities below their cost or amortized cost, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a loss for the year in which such determination is made. Various factors, such as the extent which the cost exceeds the market value, the duration of the market decline, the financial condition and near-term prospects of the issuer, and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, are reviewed to judge whether the decline is other than temporary.

The cost of debt and marketable securities sold is determined based on the moving-average cost method.

Non-marketable equity securities

Non-marketable equity securities are carried at cost. When other than a temporary decline in the value of such securities below their cost occurs, the investment is reduced to its fair value and an impairment loss is recognized. Various factors, such as the financial condition and near-term prospects of the issuer, are reviewed to judge whether it is other than temporary.

The cost of non-marketable equity securities sold is determined based on the moving-average cost method.

Investments in associated companies

Investments in associated companies (20% to 50%-owned corporate investees, corporate joint ventures, and less than 20%-owned corporate investees over which the companies have the ability to exercise significant influence) and noncontrolling investments in general partnerships, limited partnerships and limited liability companies are accounted for under the equity method, after appropriate adjustments for intercompany profits and dividends. The differences between the cost of such investments and the companies’ equity in the underlying fair value of the net assets of associated companies at the dates of acquisition are recognized as equity method goodwill.

For other than a temporary decline in the value of investments in associated companies below the carrying amount, the investment is reduced to its fair value and an impairment loss is recognized.

Leasing

The companies are engaged in lease financing consisting of direct financing leases and leveraged leases, and in operating leases of properties. For direct financing leases, unearned income is amortized to income over the lease term at a constant periodic rate of return on the net investment. Income on leveraged leases is recognized over the life of the lease at a constant rate of return on the positive net investment. Initial direct costs are deferred and amortized using the interest method over the lease period. Operating lease income is recognized as other sales over the term of underlying leases on a straight-line basis.

The companies are also lessees of various assets. Rental expenses on operating leases are recognized over the respective lease terms using the straight-line method.

Property and equipment

Property and equipment are stated at cost.

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. Mineral rights are amortized over their respective estimated useful lives using the straight-line method or the unit-of-production method.

Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease.

Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to expense as incurred.

Impairment of long-lived assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used or to be disposed of other than by sale are reviewed, by using undiscounted future cash flows, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Business combinations

In accordance with SFAS No. 141 (Revised 2007), “Business Combinations,” the acquisition method of accounting which require to measure the fair value of whole acquired company included noncontrolling interests is used for all business combinations from April 1, 2009. The companies separately recognize and report acquired intangible assets as goodwill or other intangible assets. Any excess of fair value of acquired net assets over cost arising from a business combination is recognized as a gain on a bargain purchase.

Goodwill and other intangible assets

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but tested for impairment annually or more frequently if impairment indicators arise. Identifiable intangible assets with a finite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Any identifiable intangible asset determined to have an indefinite useful life is not amortized, but instead tested for impairment in accordance with SFAS No. 142 until its useful life is determined to be no longer indefinite.

Equity method goodwill is reviewed for impairment as a part of other than a temporary decline in the value of investments in associated companies below the carrying amount in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

Oil and gas producing activities

Oil and gas exploration and development costs are accounted for using the successful efforts method of accounting. The costs of acquiring properties, costs of drilling and equipping exploratory wells, and costs of development wells and related plant and equipment are capitalized, and amortized using the unit-of-production method. Exploratory well costs are expensed, if economically recoverable reserves are not found. Other exploration costs, such as geological and geophysical costs, are expensed as incurred.

In accordance with SFAS No. 144, proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the proved properties are determined to be impaired, an impairment loss is recognized based on the fair value. Unproved properties are assessed annually for impairment in accordance with the guidance in SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies,” with any impairment charged to expense. The companies make a comprehensive evaluation and record impairment of unproved property based on undiscounted future net cash flow approach, as well as taking into consideration various factors, such as remaining mining rights periods, examples of sales and purchase in neighboring areas, drilling results and seismic interpretations.

Mining operations

Mining exploration costs are expensed as incurred until the mining project has been established as commercially viable by a final feasibility study. Once established as commercially viable, costs are capitalized as development costs and are amortized using either the unit-of-production method or straight-line method based on the proven and probable reserves.

In open pit mining operations, it is necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as “stripping costs.” During the development of a mine, before production commences, such costs are generally capitalized as part of the development costs. Removal of waste materials continues during the production stage of the mine. Such post-production stripping costs are variable production costs to be considered a component of mineral inventory costs and are recognized as a component of costs of products sold in the same period as the related revenues from the sales of the minerals. Depending on the configuration of the mineral deposits, the post-production stripping costs could lead to a lower of cost or market inventory adjustment.

Asset retirement obligations

In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the companies record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the companies capitalize the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB statements No. 87, 88, 106, and 132(R).”

Guarantees

In accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” the companies recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken for the guarantee.

Revenue recognition

The companies recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when the companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies:

Sales of products

Sales of products include the sales of various products as a principal in the transactions, the manufacture and sale of a wide variety of products such as metals, chemicals, foods and general consumer merchandise, the development of natural resources such as coal, iron ore, oil and gas, and the development and sale of real estate. The companies recognize those revenues at the time the delivery conditions agreed with customers are met. These conditions are usually considered to have been met when the goods are received by the customer, the title to the warehouse receipts is transferred, or the implementation testing is duly completed.

For long-term construction contracts such as railroad projects, depending on the nature of the contract, revenues are accounted for by the percentage-of-completion method if estimates of costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, otherwise the companies use the completed contract method.

The Company and certain subsidiaries enter into buy/sell arrangements, mainly relating to transactions of crude oil and petroleum products. Under buy/sell arrangements, which are entered into primarily to optimize supply or demand requirements, the Company and certain subsidiaries agree to buy (sell) a specific quality and quantity of commodities to be delivered at a specific location and/or time while agreeing to sell (buy) the same quality and quantity of the commodities at a different location and/or time to the same counterparty. The buy/sell arrangements are reported on a net basis in the Statements of Consolidated Income.

Sales of services

Sales of services include the revenues from trading margins and commissions related to various trading transactions in which the companies act as a principal or an agent. Specifically, the companies charge a commission for the performance of various services such as logistic and warehouse services, information and communication services, and technical support. For some back-to-back sales and purchase transactions of products, the companies act as a principal and record the net amount of sales and purchase prices as revenues. The companies also facilitate conclusion of the contracts between manufacturers and customers and deliveries for the products between suppliers and customers. Revenues from service related businesses are recorded as revenues when the contracted services are rendered to third-party customers pursuant to the agreements.

Other sales

Other sales principally include the revenues from leasing activities of real estate, rolling stock, ocean transport vessels, equipment and others, the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, and the revenues from external consumer financing.

Research and development expenses

Research and development costs are charged to expenses when incurred.

Advertising expenses

Advertising costs are charged to expenses when incurred.

Income taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

In accordance with FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” the companies recognize and measure uncertainty in income taxes. Interests and penalties incurred in relation to income taxes are reported in current income taxes in the Statements of Consolidated Income.

Net income attributable to Mitsui & Co., Ltd. per share

Basic net income attributable to Mitsui & Co., Ltd. per share is computed by dividing net income attributable to Mitsui & Co., Ltd. by the weighted-average number of common shares outstanding for the period. Diluted net income attributable to Mitsui & Co., Ltd. per share reflects the potential dilution as a result of issuance of shares upon conversion of the companies’ convertible bonds.

Subsequent events

The Company has evaluated subsequent events through August 14, 2009.

III. RECLASSIFICATION

Certain reclassifications and format changes have been made to prior period amounts to conform to the current period presentations.

IV. DISCONTINUED OPERATIONS

In accordance with SFAS No. 144, the companies have the policy of presenting the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under income from discontinued operations—net (after income tax effect).

The figures of discontinued operations during the three-month period ended June 30, 2008 and 2009 were immaterial to the companies’ financial position and results of operations, and as a result, were not reclassified in the Consolidated Financial Statements as of June 30, 2008 and 2009, respectively.

V. NEW ACCOUNTING STANDARDS

Fair value measurements

Effective April 1,2009, the companies adopted SFAS No. 157, “Fair Value Measurements” for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis.

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

The effect of the adoption of this statement on the companies’ financial position and results of operations was immaterial.

Effective April 1, 2009, the companies also adopted FASB Staff Position (“FSP”) No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” This FSP provides guidance for determining whether a market that was formerly active has become inactive and a transaction is not orderly in order to apply the fair value measurement provisions of SFAS No. 157. The effect of the adoption of this FSP on the companies’ financial position and results of operations was immaterial.

Business combinations

Effective April 1, 2009, the companies adopted SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”).

SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141R also requires disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

Effective April 1, 2009, the companies also adopted FASB Staff Position (“FSP”) No. FAS141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” which requires an asset or liability arising from a contingency in a business combination to be recognized at fair value if fair value can be reasonably determined.

The effect of the adoption of these standards on the companies’ financial position and results of operations was immaterial.

Noncontrolling interests in consolidated financial statements

Effective April 1, 2009, the companies adopted SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”

SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.

As a result of the adoption of this statement, noncontrolling interests, which were previously referred to as minority interests and classified between liabilities and shareholders’ equity on the Consolidated Balance Sheet, are included as a separate component of total equity. In addition, the items on the Statement of Consolidated Income, the Statement of Consolidated Shareholders’ Equity and the Statement of Consolidated Cash Flows have been adjusted accordingly. The companies have also retrospectively applied the presentation and disclosure provisions of this statement, and have made reclassifications and format changes on the Consolidated Balance Sheet as of March 31, 2009, and the Statement of Consolidated Income, the Statement of Consolidated Shareholders’ Equity and the Statement of Consolidated Cash Flows for the period ended June 30, 2008.

Subsequent events

Effective April 1, 2009, the companies adopted SFAS No. 165, “Subsequent Events.”

SFAS No. 165 establishes general accounting and disclosure standards for events and transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. Entities are required to disclose the date through which subsequent events and transactions were evaluated, as well as whether that date is the date financial statements were issued or the date the financial statements were available to be issued.

The adoption of this statement had no impact on the companies’ financial position and results of operations.

Recognition and presentation of other-than-temporary impairments

Effective April 1, 2009, the companies adopted FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.”

FSP No. FAS 115-2 and FAS 124-2 amends SFAS No. 115 and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.” This FSP requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. This FSP also expands the disclosure requirements for other-than-temporary impairments on debt and equity securities.

The effect of the adoption of this FSP on the companies’ financial position and results of operations was immaterial.

2. MARKETABLE SECURITIES AND OTHER INVESTMENTS

Debt and marketable equity securities

At June 30 and March 31, 2009, the fair value and gross unrealized holding gains and losses on available-for-sale securities and the amortized cost, fair value and gross unrealized holding gains and losses on held-to-maturity debt securities were as follows:

Millions of Yen

		Unrealized holding gains (losses)
	Fair value	Gains	Losses	Net
June 30, 2009:
Available-for-sale:
Marketable equity securities	¥477,498	¥180,349	¥(14,879)	¥165,470
Debt securities, consisting principally of preferred stock that must be redeemed	79,893	22	(9,702)	(9,680)
March 31, 2009:
Available-for-sale:
Marketable equity securities	¥398,676	¥112,381	¥(20,780)	¥91,601
Debt securities, consisting principally of preferred stock that must be redeemed and convertible debt	86,788	19	(16,001)	(15,982)

Millions of Yen

			Unrealized holding gains (losses)
	Amortized cost	Fair value	Gains	Losses	Net
June 30, 2009:
Held-to-maturity debt securities, consisting principally of preferred stock that must be redeemed	¥2,597	¥2,597	¥0	—	¥0
March 31, 2009:
Held-to-maturity debt securities, consisting principally of preferred stock that must be redeemed	¥2,656	¥2,656	¥0	—	¥0

At March 31, 2009, the carrying amounts of available-for-sale securities, with original maturities of three months or less, and included in cash and cash equivalents in the Consolidated Balance Sheets were ¥ 1,498 million. The companies did not have such carrying amounts at June 30, 2009.

At March 31, 2009, the fair value and gross unrealized holding losses on available-for-sale securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss positions, were as follows:

Millions of Yen

	Less than 12 months		12 months or more
	Fair value	Unrealized holding losses	Fair value	Unrealized holding losses
March 31, 2009:
Available-for-sale:
Marketable equity securities	¥71,166	¥(20,780)	—	—
Debt securities, consisting principally of preferred stock that must be redeemed	63,033	(16,001)	—	—
Total	¥134,199	¥(36,781)	—	—

At June 30, 2009, the duration of impairment in fair value less than cost on companies’ investments in available-for-sale securities in an unrealized holding loss position was less than twelve months. The companies evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment. Based on that evaluation and the companies’ ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the companies did not consider these investments to be other-than-temporarily impaired at June 30, 2009.

For the three-month period ended June 30, 2009 and 2008, losses of ¥104 million and ¥8,895 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other than temporary.

The portion of net trading gains and losses for the three-month period that relates to trading securities still held at June 30, 2009 and 2008, were as follows:

Millions of Yen

	June 30, 2009	June 30, 2008
Net trading (losses) gains	¥(2)	¥(13)

Debt securities classified as available-for-sale and held-to-maturity at June 30, 2009 mature as follows:

Millions of Yen

	Available-for-sale		Held-to-maturity
	Amortized cost	Aggregate fair value	Amortized cost	Aggregate fair value
Contractual maturities:
Within 1 year	¥4,612	¥4,567	¥2,455	¥2,455
After 1 year through 5 years	51,542	45,256	142	142
After 5 years through 10 years	33,419	30,069	—	—
After 10 years	1	1	—	—

Total	¥89,574	¥79,893	¥2,597	¥2,597

The actual maturities may differ from the contractual maturities shown above because certain issuers may have the right to redeem debt securities before their maturity.

Investments other than debt and marketable equity securities

Investments other than investments in debt and marketable equity securities consisted primarily of non-marketable equity securities and non-current time deposits and amounted to ¥559,214 million and ¥550,809 million at June 30 and March 31, 2009, respectively. The estimation of the corresponding fair values at those dates was not practicable, as the fair value for all the individual non-marketable securities held by the companies was not readily determinable at each balance sheet date.

Investments in non-marketable equity securities are carried at cost; however, if the fair value of an investment has declined and such decline is judged to be other than temporary, the investment is written down to its estimated fair value. Losses on write-downs of these investment securities recognized to reflect the declines in fair value considered to be other than temporary were ¥2,684 million and ¥1,733 million, for the three-month period ended June 30, 2009 and 2008, respectively.

The aggregate carrying amount of the companies’ non-marketable equity securities accounted for under the cost method totaled ¥508,810 million and ¥499,924 million at June 30 and March 31, 2009, respectively.

3. PENSION COSTS AND SEVERANCE INDEMNITIES

Net periodic pension costs of the companies’ defined benefit pension plans for the three-month period ended June 30, 2009 included the following components:

Millions of Yen

Three-month period ended June 30, 2009
Service cost - benefits earned during the period	¥2,434
Interest cost on projected benefit obligation	1,582
Expected return on plan assets	(1,965)
Amortization of prior service cost	(16)
Amortization of net actuarial loss	3,178

Net periodic pension costs	¥5,213

4. NET INCOME ATTRIBUTABLE TO MITSUI & CO., LTD. PER SHARE

The following is a reconciliation of basic net income attributable to Mitsui & Co., Ltd. per share to diluted net income attributable to Mitsui & Co., Ltd. per share for the three-month periods ended June 30, 2009 and 2008:

	Three-Month Period Ended June 30, 2009			Three-Month Period Ended June 30, 2008
	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Basic Net Income Attributable to Mitsui & Co., Ltd. per Share:
Net income available to common shareholders	¥57,322	1,821,192	¥31.47	¥103,084	1,817,643	¥56.71

Effect of Dilutive Securities:
Japanese yen convertible bonds	6	4,286		9	7,550
Adjustments of effect of dilutive securities of associated companies	(1)			—

Diluted Net Income Attributable to Mitsui & Co., Ltd. per Share:
Net income available to common shareholders after effect of dilutive securities	¥57,327	1,825,478	¥31.40	¥103,093	1,825,193	¥56.48

5. SEGMENT INFORMATION

Millions of Yen

Three-month period ended June 30, 2009 :	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥224,993	¥157,083	¥326,139	¥394,548	¥454,341	¥453,264	¥96,250	¥31,106

Gross profit	¥8,772	¥14,177	¥21,970	¥18,794	¥34,520	¥22,148	¥11,800	¥9,879

Operating income (loss)	¥752	¥10,387	¥3,796	¥6,520	¥21,207	¥6,874	¥(4,410)	¥2,764

Equity in earnings (losses) of associated companies	¥812	¥5,100	¥5,532	¥(143)	¥7,777	¥1,436	¥22	¥(213)

Net income (loss) attributable to Mitsui & Co., Ltd.	¥1,415	¥19,673	¥13,044	¥4,579	¥15,830	¥4,912	¥79	¥35

Total assets at June 30, 2009	¥465,608	¥834,910	¥1,407,485	¥540,982	¥1,492,685	¥624,466	¥548,595	¥472,836

Investments in and advances to associated companies at June 30, 2009	¥21,780	¥436,119	¥321,748	¥30,487	¥154,464	¥80,557	¥109,769	¥19,030

Depreciation and amortization	¥724	¥2,397	¥2,278	¥1,930	¥19,657	¥1,487	¥1,145	¥922

Additions to property leased to others and property and equipment	¥521	¥8,825	¥11,617	¥1,415	¥15,436	¥1,418	¥940	¥499

Millions of Yen

Three-month period ended June 30, 2009 :	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥268,431	¥99,289	¥120,315	¥2,625,759	¥574	¥2	¥2,626,335

Gross profit	¥13,644	¥3,459	¥6,723	¥165,886	¥586	¥243	¥166,715

Operating income (loss)	¥(1,618)	¥(1,345)	¥879	¥45,806	¥(1,040)	¥(11,645)	¥33,121

Equity in earnings (losses) of associated companies	¥22	¥290	¥743	¥21,378	¥0	¥123	¥21,501

Net income (loss) attributable to Mitsui & Co., Ltd.	¥(2,575)	¥(37)	¥6,182	¥63,137	¥1,007	¥(6,822)	¥57,322

Total assets at June 30, 2009	¥549,296	¥156,297	¥321,003	¥7,414,163	¥2,772,916	¥(1,722,151)	¥8,464,928

Investments in and advances to associated companies at June 30, 2009	¥29,550	¥17,790	¥79,684	¥1,300,978	¥106	¥19,640	¥1,320,724

Depreciation and amortization	¥2,323	¥231	¥171	¥33,265	¥130	¥2,899	¥36,294

Additions to property leased to others and property and equipment	¥3,124	¥265	¥206	¥44,266	¥121	¥1,817	¥46,204

Millions of Yen

Three-month period ended June 30, 2008 :	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥389,722	¥402,492	¥535,230	¥682,605	¥741,666	¥520,086	¥224,626	¥48,267

Gross profit	¥17,666	¥40,997	¥28,195	¥27,483	¥75,027	¥19,668	¥19,795	¥14,304

Operating income (loss)	¥8,955	¥37,739	¥5,960	¥13,476	¥63,617	¥4,005	¥(5,161)	¥5,939

Equity in earnings (losses) of associated companies	¥856	¥20,266	¥9,689	¥2,272	¥10,011	¥685	¥829	¥(1,639)

Net income (loss) attributable to Mitsui & Co., Ltd.	¥5,793	¥36,372	¥15,893	¥1,473	¥30,572	¥3,171	¥(2,123)	¥2,897

Total assets at June 30, 2008	¥661,734	¥1,028,892	¥1,584,611	¥876,952	¥1,932,600	¥701,779	¥699,460	¥836,095

Investments in and advances to associated companies at June 30, 2008	¥25,218	¥443,432	¥416,521	¥41,078	¥165,220	¥66,258	¥121,555	¥26,848

Depreciation and amortization	¥569	¥1,887	¥2,777	¥2,140	¥17,249	¥1,586	¥1,583	¥973

Additions to property leased to others and property and equipment	¥2,587	¥13,243	¥14,322	¥1,709	¥20,682	¥991	¥1,397	¥579

Millions of Yen

Three-month period ended June 30, 2008 :	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥458,441	¥122,160	¥161,591	¥4,286,886	¥1,016	¥(5)	¥4,287,897

Gross profit	¥19,228	¥3,975	¥7,748	¥274,086	¥1,505	¥(611)	¥274,980

Operating income (loss)	¥1,170	¥(2,361)	¥1,505	¥134,844	¥109	¥(11,688)	¥123,265

Equity in earnings (losses) of associated companies	¥1,219	¥324	¥159	¥44,671	¥8	¥(53)	¥44,626

Net income (loss) attributable to Mitsui & Co., Ltd.	¥2,086	¥379	¥11,815	¥108,328	¥1,537	¥(6,781)	¥103,084

Total assets at June 30, 2008	¥761,565	¥274,770	¥369,984	¥9,728,442	¥2,822,915	¥(2,257,992)	¥10,293,365

Investments in and advances to associated companies at June 30, 2008	¥45,740	¥30,667	¥69,407	¥1,451,944	¥2,687	¥10,865	¥1,465,496

Depreciation and amortization	¥2,665	¥390	¥135	¥31,954	¥223	¥2,318	¥34,495

Additions to property leased to others and property and equipment	¥4,061	¥773	¥138	¥60,482	¥89	¥1,890	¥62,461

Notes:

(1)	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at June 30, 2009 and 2008 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
(2)	Net income (loss) attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the three-month period ended June 30, 2009 includes (a) ¥5,089 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,719 million for pension related items, and (c) a charge of ¥575 million related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on (all amounts are after income tax effects).

Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the three-month period ended June 30, 2008 includes (a) ¥5,913 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,135 million for pension related items, and (c) a charge of ¥529 million related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on (all amounts are after income tax effects).

(3)	Transfers between operating segments are made at cost plus a markup.
(4)	Operating income (loss) reflects the companies’ (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

6. INCOME TAXES

The effective tax rates were (15.2)% and 42.4% for the three-month periods ended June 30, 2009 and 2008, respectively. The decrease in the effective tax rate was mostly due to the reversal of deferred tax liability related to dividends received from associated companies, which had been recognized for the undistributed earnings of associated companies, under the assumption that the investments in these companies would be sold in the future.

7. CONTINGENT LIABILITIES

I. GUARANTEES

The table below summarizes the companies’ guarantees as defined in FIN No. 45 at June 30 and March 31, 2009. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provisions or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses.

The companies evaluate risks involved for each guarantee in an internal screening procedure before issuing a guaranty and regularly monitor outstanding positions and record adequate allowance to cover losses expected from probable performance under these agreements. The companies believe that any guarantee performance will not materially affect the consolidated financial position, results of operations, or cash flows of the companies at June 30, 2009.

Millions of Yen

	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
June 30, 2009:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥104,313	¥45,579	¥149,892	¥28,145	¥194,559	¥1,234	2040
Guarantees for associated companies	13,420	58,545	71,965	6,516	104,072	2,881	2045
Guarantees to financial institutions for employees’ housing loans	—	6,097	6,097	—	6,097	—	2034

Total	¥117,733	¥110,221	¥227,954	¥34,661	¥304,728	¥4,115

Performance guarantees	¥5,153	¥6,070	¥11,223	¥3,642	¥11,223	¥11	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥44,442	¥483	¥44,925	¥40,349	¥44,925	—	2010
Minimum purchase price guarantees	—	8,764	8,764	—	8,764	¥318	2014
Residual value guarantees of leased assets	3,067	6,580	9,647	—	9,647	—	2013

Total	¥47,509	¥15,827	¥63,336	¥40,349	¥63,336	¥318

Derivative instruments	¥23,229	¥5,242	¥28,471	—	¥28,471	¥3,201

Millions of Yen

	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
March 31, 2009:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥32,091	¥101,428	¥133,519	¥27,854	¥188,036	¥1,322	2040
Guarantees for associated companies	9,889	64,137	74,026	7,023	127,528	2,998	2045
Guarantees to financial institutions for employees’ housing loans	—	6,493	6,493	—	6,493	—	2033

Total	¥41,980	¥172,058	¥214,038	¥34,877	¥322,057	¥4,320

Performance guarantees	¥1,402	¥9,928	¥11,330	¥3,653	¥11,330	¥22	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥35,979	¥612	¥36,591	¥30,660	¥36,591	—	2010
Minimum purchase price guarantees Residual value guarantees of leased assets	—	8,936	8,936	—	8,936	¥357	2014

Total	¥35,979	¥9,548	¥45,527	¥30,660	¥45,527	¥357

Derivative instruments	¥28,569	¥5,401	¥33,970	—	¥33,970	¥5,231

(1) Financial guarantees

The companies provide various types of guarantees to the benefit of third parties and related parties principally to enhance their credit standings, and would be required to execute payments if a guaranteed party failed to fulfill its obligation with respect to a borrowing or trade payable.

Categories of financial guarantees are as follows:

Guarantees for third parties

The companies guarantee, severally or jointly with others, indebtedness of certain customers and suppliers in the furtherance of their trading activities.

Guarantees for associated companies

The companies, severally or jointly with others, issue guarantees for associated companies for the purpose of furtherance of their trading activities and credit enhancement of associated companies.

Guarantees to financial institutions for employees’ housing loans

As a part of the benefits program for its employees, the Company issues guarantees to financial institutions for employees’ housing loans. The maximum duration of the guarantees is 25 years. The Company obtains a mortgage on the employees’ assets, if necessary.

(2) Performance guarantees

Main items of performance guarantees are contractual guarantees of Toyo Engineering Corporation regarding plant construction contracts executed under the name of the guaranteed party in the Middle East and other regions. The Company has pledged bank guarantees and performance bonds to the project owners, and in case that Toyo Engineering Corporation failed to fulfill the contractual obligation, the project owners would execute bank guarantees and performance bonds to claim compensation for damages.

In the furtherance of its trading activities, a certain subsidiary has issued guarantees for the performance of contracts to a customer. The subsidiary would be required to make payment if a guaranteed party failed to fulfill its obligation, however it is not practicable to determine the maximum potential amount of future payment and the amount is not represented since the amount to be compensated is not specified in those guarantees. No liability is recorded since the companies believe that the likelihood of those guarantees to be performed is considered to be remote at June 30 and March 31, 2009.

(3) Market value guarantees

Obligation to repurchase bills of exchange

In connection with export transactions, the Company issues bills of exchange, some of which are discounted by its negotiating banks. If a customer failed to fulfill its obligation with respect to the bills, the Company would be obligated to repurchase the bills based on the banking transaction agreement. The maximum potential amount of future payments is represented by the aggregate par value of the bills discounted by the banks, and the recourse provisions and collateral are represented by the amount backed by letters of credit from the issuing banks of the customers.

Minimum purchase price guarantees

To support financing activities of a partner of the joint venture which owns interests in oil & gas producing fields, a certain subsidiary have a commitment to bid a certain amount for the sale of the partner’s stock by the bank which provides finance for the partner if the partner defaulted. The Company provides marketing services of aircraft for domestic and overseas airline companies and, as a part of such businesses, the Company issues market value guarantees of the aircraft for certain customers.

Residual Value guarantees of leased assets

As lessees in operating lease contracts, a certain subsidiary has issued residual value guarantees of the leased locomotives, and on the date of expiration of operating lease contracts, in case of sales of those leased locomotives to the third party, such subsidiary will be responsible for making up any shortfall between an actual sales price and the guaranteed price.

(4) Derivative instruments

Certain derivative contracts, including written put options and credit default swaps, meet the accounting definition of guarantees under FIN No. 45 when it is probable that the counterparties have underlying assets or liabilities related to the derivative contracts.

The companies consider the business relationship with counterparties and other circumstances in deciding whether it is probable that the counterparties have underlying assets or liabilities, and did not include the derivative contracts with certain financial institutions and traders.

FIN No. 45 does not require disclosure about derivative contracts if such contracts permit or require net settlement and the companies have no basis for concluding that it is probable that the counterparties have underlying assets or liabilities.

The companies have written put options as a part of their various derivative transactions related to energy, non-ferrous metals, precious metals and grain. The aggregation of notional amounts computed based on the strike prices and quantities of written options are disclosed as the total amount outstanding and the maximum potential amount of future payments. The carrying amount of liabilities is represented by the fair value of such written options recorded in the consolidated financial statements.

The companies manage the market and credit risks on these derivative instruments by monitoring fair values against loss limits and credit lines, and generally the maximum potential amount of future payments as stated above greatly overstates the companies’ exposure to market and credit risks.

(5) Indemnification contracts

Indemnification for cargo delivery

The companies have issued Discharging Letter of Indemnification (“DLOI”) to shipping companies for international trading activities. The maximum potential amount of future payments can not be estimated since the amount to be compensated is not specified in the DLOI. No liability is recorded since the companies believe that there is little likelihood of incurring a loss from DLOI except for a case in which the companies have been required to indemnify.

Joint obligation under membership agreement in commodity exchanges

The companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfalls apportioned among the non-defaulting members in the prescribed manner. The companies’ maximum potential amount of future payments related to these joint obligations is not quantifiable; however, no liability is recorded since the companies believe that the likelihood of being required to make payments under these obligations is remote.

(6) Product warranties

Certain subsidiaries provide warranties, in relation to their sales of products, including residential houses and automobiles, for the performance of such products during specified warranty periods, and they are responsible for mending or payments of compensation against the claims by the customers regarding defects in performance or function. Estimated warranty costs are accrued at the time the products are sold based on the historical claim experiences.

Although Mitsui Bussan House-Techno, Inc., a 100% subsidiary engaged in the custom-made house building business, has already exited from the business due to the downturn of the business environment caused by declining demand; the companies retained the obligation for the future maintenance service because Bussan Housing Maintenance Co., Ltd. a 100% subsidiary, inherited the obligation of periodical inspection and maintenance service for a certain period after the completion.

A tabular reconciliation of changes in such liabilities for the product warranties for the three-month period ended June 30, 2009 and 2008 is as follows:

Millions of Yen

	June 30, 2009	June 30, 2008
Balance at beginning of the period	¥6,534	¥7,639
Payments made in cash or in kind	(41)	(165)
Accrual for warranties issued during the period	248	429
Changes in accrual related to pre-existing warranties	(294)	(331)

Balance at end of the period	¥6,447	¥7,572

II. LITIGATION

Various claims and legal actions are pending against the companies in respect of contractual obligations and other matters arising out of the conduct of the companies’ business. Appropriate provision has been recorded for the estimated loss on claims and legal actions. In the opinion of management, any additional liability will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

8. VARIABLE INTEREST ENTITIES

The companies are involved with VIEs which mainly engage in leasing and financing activities within the Machinery & Infrastructure Projects, Energy and Logistics & Financial Markets Segments.

When evaluating whether the companies are the primary beneficiary of a VIE and must therefore consolidate the VIE, we perform a qualitative analysis that considers the design of the VIE, the nature of the companies’ involvement and the variable interests held by other parties. If that evaluation is inconclusive as to which party absorbs a majority of the VIE’s expected losses or residual returns, a quantitative analysis is performed to determine who is the primary beneficiary.

Consolidated Variable Interest Entities

The VIEs that have been consolidated by the companies in accordance with FIN No. 46R are described by group aggregated in similar characteristics of risks and rewards of each VIE as follows (excluding consolidated VIEs where the companies also hold a majority of the voting interests in the entity unless the activities of the VIE are primarily related to securitizations, other forms of asset-backed financings, or single-lessee leasing arrangements):

As lessees in lease contracts concluded with a lessor that has been established for those lease contracts in Europe, certain subsidiaries have issued residual value guarantees of the leased vessels. On the date of expiration of lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed value. The lessor of the leased vessels is a VIE (“Leasing VIE”), and the companies have consolidated the lessor as the primary beneficiary. The lessor is financed mainly by bank borrowings.

In addition, the companies hold beneficial interest and senior investment securities without voting rights of VIEs whose operations are investment management and real estate development (“Investment management VIE” and “Real estate development VIEs”, respectively), as of June 30 and March 31, 2009. The companies also hold a majority of the voting interest in a VIE whose primary activity is chartering a vessel, which is a single-lessee leasing arrangement (“Vessel chartering VIE”), as of June 30 and March 31, 2009. These VIEs are financed mainly by issuance of bond, issuance of stock including preferred securities, a combination of these, or borrowings.

The total assets of Leasing VIE as of June 30 and March 31, 2009 are ¥11,599 million and ¥11,900 million, respectively; the total assets of Investment management VIE as of June 30 and March 31, 2009 are ¥4,129 million and ¥6,371 million, respectively; the total assets of Real estate development VIEs as of June 30 and March 31, 2009 are ¥5,105 million and ¥4,943 million, respectively; and the total assets of Vessel chartering VIE as of June 30 and March 31, 2009 are ¥3,612 million and ¥3,682 million, respectively.

The consolidated real estate which includes land and buildings was pledged as collateral for Real estate development VIEs’ long-term debt and was classified as real estate for sale, included in inventories in the Consolidated Balance Sheets, and the carrying amounts as of March 31, 2009 were ¥4,745 million. The consolidated Real estate development VIEs do not pledge any of its assets as collateral as of June 30, 2009.

The companies did not provide any financial or other support to the VIEs that they were not previously contractually required to provide for the three-month period ended June 30, 2009 and for the year ended March 31, 2009.

The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies, except for the aforementioned residual value guarantees of Leasing VIE.

A certain VIE which the companies consolidated as of March 31, 2009 ceased to be consolidated during the three-month period ended June 30, 2009 due to the companies’ withdrawal of interest in the VIE. The effect on the companies’ consolidated financial statements for the three-month period ended June 30, 2009 was immaterial.

Non-consolidated Variable Interest Entities

The VIEs that are not consolidated because the companies are not the primary beneficiary, but in which the companies have significant variable interests, are described as follows:

The companies are involved with and have significant variable interests in a number of VIEs that have been established to finance crude oil and LNG producing plants and equipment or to finance subordinated debts by providing guarantees or subordinated loans to the VIEs. Those VIEs provide financing for customers located principally in Latin America, Middle East, and Southeast Asia in the form of leases and loans. These entities are financed mainly by bank borrowings and issuance of stock including preferred securities.

The total assets of the VIEs and the companies’ maximum exposure to loss as of June 30, 2009 are ¥1,695,628 million and ¥129,516 million, respectively. The total assets of the VIEs and the companies’ maximum exposure to loss as of March 31, 2009 were ¥1,728,170 million and ¥123,871 million, respectively. The total assets of the VIEs represent the most current information available to the companies.

The amount of maximum exposure to loss represents a loss that the companies could incur from the variability in value of the leased assets, from financial difficulties of the customers or from other causes without consideration of possible recoveries through insurance and the like. In addition, the amount bears no relation to the loss anticipated to be incurred from the companies’ involvement with the VIEs and is considered to exceed greatly the anticipated loss.

The companies did not provide any financial or other support to the VIEs that they were not previously contractually required to provide for the three-month period ended June 30, 2009 and for the year ended March 31, 2009.

9. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The companies are exposed to market risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business.

In order to offset or reduce these risks, the companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements, interest rate swap agreements, commodity future, forward, option and swap contracts, to hedge the exposure to changes in the fair value or expected future cash flows of recognized assets and liabilities, unrecognized firm commitments or forecasted transactions. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, to hedge the foreign currency exposure in the net investment in a foreign operation.

The notional amounts of the companies’ derivative instruments as of June 30 and March 31, 2009 were as follows:

	Billions of Yen
	June 30 , 2009	March 31 , 2009
Foreign exchange contracts	¥3,203	¥3,207
Interest rate contracts	1,943	1,927
Other contracts	33	23

Total derivative notional amounts	¥5,179	¥5,157

Foreign currency exchange rate risk hedging activities

The companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements, to fix the expected future cash flows from foreign-currency-denominated receivables and payables resulting from selling and purchasing activities in currencies other than the local currency and long-term financing transactions as part of the companies’ global operations in many countries. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, in order to hedge the foreign currency exposure in the net investment in a foreign operation.

Interest rate risk hedging activities

The companies use interest rate swap agreements and interest rate and currency swap agreements to diversify the sources of fund raising, reduce fund-raising costs, fix the expected future cash flows from long-term financial assets and liabilities with floating interest rates and reduce the exposure to changes in the fair value of long-term financial assets and liabilities with fixed interest rates.

Commodity price risk hedging activities

The companies use derivative instruments, such as commodity future, forward, option and swap contracts, to reduce the exposure to changes in the fair value of inventories and unrecognized firm commitments and to fix the expected future cash flows from forecasted transactions in marketable commodities, such as non-ferrous metals, crude oil and agricultural products.

Risk management policy

The companies have strictly separated the trading sections from the sections that record the results and positions of derivative instruments and are responsible for cash settlement and account confirmation with counterparties. Risk management sections classify the derivative transactions into trading transactions and hedging transactions. The distinction between trading and hedging transactions is strictly managed by affirming the correspondence with the hedged items for transactions for hedging purposes. Furthermore, these risk management sections comprehensively monitor, evaluate and analyze the positions of derivative instruments and report the results periodically to the Company’s executive officers in charge of risk management. Based on these reports, the executive officers assess derivative instruments and the market risks surrounding these instruments, and establish the companies’ risk management policy regarding derivative instruments.

Fair value hedges

Changes in the fair value of derivative instruments designated as hedging the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments are recorded in earnings together with changes in the fair value of the corresponding hedged items attributable to the hedged risks.

The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the three-month period ended June 30, 2009.

The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the three-month period ended June 30, 2009.

The companies include the gain and loss on the hedged items in the same line item as the offsetting loss or gain on the derivative instruments designated as hedging instruments.

The following table presents the gain/(loss) on hedged items and derivative instruments designated and qualifying in fair value hedge included within the statement of consolidated income for the three-month period ended June 30, 2009:

	Millions of Yen

Income statement location	Hedged items	Gain (loss) on hedged items	Hedging instruments	Gain (loss) on hedging instruments
Interest expense	Long-term debt	¥(715)	Interest rate contracts and foreign exchange contracts	¥767

Other expense (income) - net	Long-term debt	(637)	Foreign exchange contracts	477

Total		¥(1,352)		¥1,244

Cash flow hedges

Changes in the fair value of foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements designated as hedging instruments to hedge the exposure to variability in expected future cash flows of recognized assets or liabilities, unrecognized firm commitments and forecasted transactions denominated in foreign currencies are initially recorded as other comprehensive income (“OCI”) to the extent they are effective. The amounts in accumulated other comprehensive income (“AOCI”) are reclassified into earnings when earnings are affected by the hedged items.

Changes in the fair value of interest rate swap agreements designated as hedging instruments to reduce the exposure to variability in expected future cash flows of floating-rate financial assets and liabilities are initially recorded as OCI to the extent they are effective. The amounts in AOCI are reclassified into earnings as interest income and expense when earnings are affected by the hedged items.

Changes in the fair value of commodity forward and swap contracts designated as hedging instruments to hedge the exposure to variability in expected future cash flows of the marketable commodities are initially recorded as OCI to the extent they are effective. The amounts in AOCI are reclassified into earnings as sales of products or cost of products sold when earnings are affected by the hedged transactions.

The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in AOCI is reclassified into earnings. These amounts were immaterial for the three-month period ended June 30, 2009.

The estimated net amount of the existing gains or losses in AOCI at June 30, 2009 that is expected to be reclassified into earnings within the next 12 months is a net gain of ¥6,469 million.

The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 10 months. Foreign exchange forward contracts are used as hedging instruments for the forecasted transactions.

Hedges of the net investment in a foreign operation

The foreign currency transaction gain or loss on the derivative instrument and the non-derivative financial instrument that is designated as, and is effective as, hedging instruments to hedge the foreign currency exposure of a net investment in a foreign operation is recorded as foreign currency translation adjustments within OCI to the extent it is effective as a hedge.

Derivative instruments for trading purposes and risk management policy

The Company and certain subsidiaries use derivative instruments such as foreign exchange forward contracts, interest rate swap agreements and commodity future, forward, swap and option contracts for trading purposes. The Company’s executive officers in charge of risk management have set strict position and loss limits for these instruments. Independent back offices and middle offices strictly separated from trading sections (front offices) monitor, evaluate and analyze the position of trading transactions and market risks. Those results are periodically reported to the executive officers. Among others, VaR (Value at Risk: Statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in the underlying risk factors such as foreign currency exchange rates, interest rates and commodity prices, over a defined period, within a certain confidence level) is used to measure the market risks of derivative instruments for trading purposes.

The following table presents the fair value of derivative instruments included within the Consolidated Balance Sheets as of June 30 and March 31, 2009:

Derivative instruments designated as hedging instruments under SFAS No. 133

Millions of Yen

	Balance sheet location	June 30, 2009	March 31, 2009	Balance sheet location	June 30, 2009	March 31, 2009
Derivative instruments		Fair value	Fair value		Fair value	Fair value
Foreign exchange contracts	Other current assets	¥17,641	¥8,276	Other current liabilities	¥2,660	¥2,669
	Non-current receivables, less unearned interest	16,285	13,960	Other Long-Term Liabilities	5,302	1,865
Interest rate contracts	Other current assets	347	537	Other current liabilities	129	766
	Non-current receivables, less unearned interest	25,341	25,600	Other Long-Term Liabilities	4,258	7,762
Commodity contracts	Other current assets	1,670	5,611	Other current liabilities	708	1,814

Total		¥61,284	¥53,984		¥13,057	¥14,876

Derivative instruments not designated as hedging instruments under SFAS No. 133

Millions of Yen

	Balance sheet location	June 30, 2009	March 31, 2009	Balance sheet location	June 30, 2009	March 31, 2009
Derivative instruments		Fair value	Fair value		Fair value	Fair value
Foreign exchange contracts	Other current assets	¥18,944	¥32,032	Other current liabilities	¥24,214	¥43,513
	Non-current receivables, less unearned interest	9,275	8,361	Other Long-Term Liabilities	12,025	12,003
Interest rate contracts	Other current assets	1,426	246	Other current liabilities	1,163	119
	Non-current receivables, less unearned interest	8,129	583	Other Long-Term Liabilities	10,755	2,700
Commodity contracts	Other current assets	2,173,321	4,380,103	Other current liabilities	2,137,096	4,350,322
	Non-current receivables, less unearned interest	1,003,967	1,381,968	Other Long-Term Liabilities	1,002,922	1,374,221
Credit contracts	Non-current receivables, less unearned interest	32	—	Other current liabilities	21	221

Total		¥3,215,094	¥5,803,293		¥3,188,196	¥5,783,099

“The above balance sheet caption “Non-current receivables, less unearned interest” has been corrected due to an immaterial error in the prior year end.”

Non-derivative designated as hedging instruments under SFAS No. 133 Millions of Yen
		June 30, 2009	March 31, 2009
Hedging instruments	Balance sheet Location	Carrying amount	Carrying amount

Foreign-currency-denominated debt	Current maturities of long-term debt	¥53,714	¥12,782

	Long-term Debt, less Current Maturities	45,277	77,670

Total		¥98,991	¥90,452

The following tables present the amount affecting the Statements of Consolidated Income for the three-month period ended June 30, 2009:

Derivative instruments in SFAS No. 133 fair value hedging relationships

Millions of Yen

Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Interest expense	¥575
	Other expense (income) - net	477
Interest rate contracts	Interest expense	192

Total		¥1,244

Derivative instruments in SFAS No. 133 cash flow relationships

Millions of Yen

	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥9,772	Sales of products	¥1,395
		Cost of services sold	(182)
		Other expense (income) - net	1,342
Interest rate contracts		Interest income	(444)
Commodity contracts	(628)	Cost of products sold	2,156	Cost of products sold	¥228

Total	¥9,144		¥4,267		¥228

Derivative instruments and hedging instruments in SFAS No. 133 net investment hedging relationships

Millions of Yen

	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥3,454
Foreign-currency-denominated debt	1,782	Other expense (income)-net	¥(201)

Total	¥5,236		¥(201)

Derivative instruments not designated as hedging instruments under SFAS No. 133

Millions of Yen

Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Other sales	¥1,161
	Cost of products sold	(226)
	Interest income	140
	Interest expense	(137)
	Other expense (income)-net	(1,286)
Interest rate contracts	Other sales	(881)
Commodity contracts	Sales of products	(4,815)
	Other sales	(1,002)
	Cost of products sold	(8,933)
Credit contracts	Other expense (income)-net	(274)

Total		¥(16,253)

Credit-risk-related contingent features

Certain of the companies’ derivative instruments mainly for commodity future, forward, option and swap contracts contain provisions that require the companies’ debt to maintain a certain credit rating from each of the major credit rating agencies such as Standard & Poor’s Services. If the credit rating of the companies’ debt is to fall below a designated credit rating, it will be in violation of these provisions, and the counterparties to the derivative instruments can request early termination or demand immediate and ongoing overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on June 30, 2009, was ¥1,218,425 million (¥38,599 million on the net basis of liability position after offsetting derivative assets against derivative liabilities in accordance with the adoption of FIN No. 39, “Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No.10 and FASB Statement No.105”). We have posted collateral of ¥18,648 million in the normal course of business associated with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on June 30, 2009, the aggregate fair value of additional assets that would be required to be posted as collateral and/or the aggregate fair value of assets needed to settle the instrument would be ¥20,249 million.

10. FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.”, the companies have provided the following fair value estimates and information about valuation methodologies.

Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of the financial instruments. Accordingly, fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques.

Current financial assets other than marketable securities and current financial liabilities

The carrying amount approximates the fair value of the majority of these instruments because of their short maturities.

Marketable securities and other investments

See Note 2, “MARKETABLE SECURITIES AND OTHER INVESTMENTS.” and Note 11, “FAIR VALUE MEASUREMENTS.”

Non-current receivables and advances to associated companies

The fair values of non-current receivables, including fixed rate, long-term loans receivable, are estimated by discounted cash flow analysis, using interest rates currently being offered for loans or accounts receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities. The carrying amounts of loans with floating rates approximate the fair value.

Long-term debt

The fair values for long-term debt, except for debt with floating rates whose carrying amounts approximate fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.

Financial guarantees and financing commitments

The fair values of financial guarantees are estimated based on the present values of expected future cash flows, considering the remaining terms of the arrangements and the counterparties’ credit standings.

The companies have not estimated the fair values of financing commitments because management does not believe it is practicable to estimate the fair values due to uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market. However, management believes the likelihood is remote that material payments will be required under these financing commitments.

Derivative financial instruments

See Note 11, “FAIR VALUE MEASUREMENTS.”

The estimated fair values of certain financial instruments at June 30, 2009 and March 31 2009 were as follows:

Millions of Yen

	June 30, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets (other than derivative financial instruments):
Current financial assets other than marketable securities	¥3,409,858	¥3,409,858	¥3,328,151	¥3,328,151
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	335,931	336,657	358,676	360,390

Financial Liabilities (other than derivative financial instruments):
Current financial liabilities	(1,947,480)	(1,947,480)	(2,055,416)	(2,055,416)
Long-term debt (including current maturities)	(3,419,998)	(3,468,704)	(3,408,206)	(3,476,001)

CONCENTRATION OF CREDIT RISK

The companies’ global operations include a variety of businesses with diverse customers and suppliers which reduces concentrations of credit risks. The companies deal with selective international financial institutions to minimize the credit risk exposure of derivative financial instruments. Credit risk represents the likelihood that the counterparties may be unable to meet the terms of the agreements. Management does not expect any losses as a result of counterparty default on financial instruments. Credit risk is managed through credit line approval by management and by periodically monitoring the counterparties.

11. FAIR VALUE MEASUREMENTS

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes the fair value hierarchy that may be used to measure fair value which are provided as follows:

Level 1

Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2

Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following:

(1)	Quoted prices for similar assets or liabilities in active markets

(2)	Quoted prices for identical or similar assets or liabilities in markets that are not active

(3)	Inputs other than quoted prices that are observable for the asset or liability

(4)	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3

Unobservable inputs for the asset or liability.

Valuation Techniques

Primary valuation techniques used for each financial instruments measured at fair value are as follows:

Securities

•	Marketable equity securities and debt securities are measured at fair value.

•	Publicly-traded marketable equity securities are valued using quoted market prices and classified as level 1.

•

Debt securities, consisting principally of preferred stock that must be redeemed and convertible debt, are valued using a discounted cash flow analysis or quoted prices obtained from third parties, and classified as level 2 or level 3.

•

In the event of other-than-temporary decline in fair value of non-marketable equity securities and investments in associated companies, the fair value of some investments in associated companies is mainly determined based on quoted market prices. These are classified as level 1. Fair value of non-marketable equity securities and other investments in associated companies is determined based on the net assets value of its investment adjusted using cash flows and other factors that would impact the fair value. These are classified as level 3.

•	The market value of financing bills and commercial papers which are included in cash and cash equivalents is valued by using quoted prices obtained from third parties and classified as level 2.

Derivative Instruments

•	Derivative instruments mainly consist of derivative commodity instruments and derivative financial instruments.

•

Exchange-traded derivative commodity instruments valued using quoted market prices are classified as level 1. The valuation for certain derivative commodity instruments is based upon adjusting quoted prices. These derivative commodity instruments are classified as level 2 or level 3 depending on the adjustments made.

•

Derivatives financial instruments classified as level 2 are mainly valued by a discounted cash flow analysis using foreign exchange and interest rates or quoted prices currently available for similar types of agreements.

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at June 30 and March 31, 2009 were as follows:

Millions of Yen

	Fair value measurements using
	Level 1	Level 2	Level 3	Netting adjustments*	Total fair value
June 30, 2009
Assets:
Marketable equity securities and Debt securities	¥478,200	79,567	326	—	558,093
Derivative assets (current and non-current)	2,990	3,271,473	1,883	(2,994,665)	281,681

Total assets	¥481,190	¥3,351,040	¥2,209	¥(2,994,665)	¥839,774

Liabilities:
Derivative liabilities (current and non-current)	¥5,058	¥3,179,916	¥16,279	¥(3,050,004)	¥151,249

Millions of Yen

	Fair value measurements using
	Level 1	Level 2	Level 3	Netting adjustments*	Total fair value
March 31, 2009
Assets:
Marketable equity securities and Debt securities	¥398,676	86,788	—	—	485,464
Derivative assets (current and non-current)	2,972	5,849,246	5,059	(5,479,748)	377,529

Total assets	¥401,648	¥5,936,034	¥5,059	¥(5,479,748)	¥862,993

Liabilities:
Derivative liabilities (current and non-current)	¥3,638	¥5,771,858	¥22,479	¥(5,607,603)	¥190,372

*	Amounts of netting adjustments include the impact of legally enforceable master netting agreements that allow the companies to settle positive and negative positions and also cash collateral held or placed with the same counterparties.

Reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three-month period ended June 30, 2009 was as follows:

Millions of Yen

	Fair value measurements using significant unobservable inputs (Level 3)
		Total gains or losses (realized/unrealized)						The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date
	Beginning balance	Included in earnings	Included in other comprehensive income (loss)	Purchases, sales, issuances, and settlements	Transfers in and/or (out of) Level 3	Translation adjustments	Ending balance
Derivative assets (liabilities) - net	¥(17,420)	¥8,622	—	¥(5,986)	¥14	¥374	¥(14,396)	¥2,636
Marketable equity securities and Debt securities	—	—	—	—	334	(8)	326	—

Gains and losses (realized and unrealized) included in earnings for the three-month period ended June 30, 2009 were recorded in The Statements of Consolidated Income as follows:

Millions of Yen

	Other sales	Cost of products sold	Total gains (losses)
Total gains or (losses) included in earnings for the three months	¥9,625	¥(1,003)	¥8,622
Change in unrealized gains or (losses) relating to assets still held at reporting date	4,484	(1,848)	2,636

Assets and liabilities measured at fair value on a nonrecurring basis

Certain non-marketable equity securities and investments in associated companies are written down to fair value if the fair value of these investments has declined and such decline is judged to be other than temporary. Some investments in associated companies are measured at fair value using unadjusted quoted prices in active markets for identical assets. Non-marketable equity securities and other investments in associated companies are primarily valued by unobservable inputs based on financial information obtained from counterparties or third parties.

Financial assets measured at fair value on a nonrecurring basis at June 30 and March 31, 2009 were as follows:

Millions of Yen

	Fair value as of June 30, 2009	Fair value measurements using			Total losses
		Level 1	Level 2	Level 3
Non-marketable equity securities	¥7,834	—	—	¥7,834	¥2,684
Investments in associated companies	1,054	¥1,054	—	—	460

Millions of Yen

	Fair value as of March 31, 2009	Fair value measurements using			Total losses
		Level 1	Level 2	Level 3
Non-marketable equity securities	¥31,914	—	—	¥31,914	¥38,400
Investments in associated companies	108,627	¥96,427	—	12,200	75,406

Nonfinancial assets and nonfinancial liabilities that were measured at fair value on a nonrecurring basis were immaterial.